FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:

1. Press release dated May 27th, 2002 announcing the retirement of certain Non-Executive Directors and the appointment by the Company of replacement Non-Executive Directors.
2. Notification of Interests of Directors and Connected Persons in Shares dated May 28th, 2002 announcing the purchase of the Company's securities.
3. Notification of Major Interest in Shares dated May 30th, 2002 announcing the purchase of securities by a substantial shareholder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30th, 2002

Vernalis Group plc

By: [signature]

Richard Robinski
Company Secretary

Vernalis

Press Release

27 May 2002

Vernalis Group plc
Appointment of Non-Executive Director

Vernalis Group plc ("Vernalis") today announced the appointment of Carol Ferguson as Non-Executive Director following the retirement of Sir William Asscher at the Company's Annual General Meeting on 24th May.

Carol Ferguson is a chartered accountant who began her investment career with Wood McKenzie, the Edinburgh stockbrokers, becoming a partner in 1984. Her most recent position was as Finance Director for Timney Fowler, a textiles company. She is currently a member of two Government bodies – the Dental Practice Board and the School Teachers Review Body and is a non-executive director of Gartmore Smaller Companies Investment Trust plc.

George Kennedy, Non-Executive Chairman, commented:

"I am delighted that Carol Ferguson has accepted this appointment. She brings a wealth of experience in the financial sector and I am sure she will make a major contribution to the future development of the Company."

"I would also like to take this opportunity to thank Sir William Asscher for all his hard work on behalf of the Company over the last seven years."

Carol Ferguson said:

"I am excited to be joining the Board and look forward to working closely with the Company to achieve its objectives of creating a successful business and developing its portfolio of innovative product candidates."

-ends-

This press release contains forward-looking statements, including statements regarding Vernalis' strategy and prospects. Statements that are not historical facts are based on Vernalis' current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis' actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis' future operating results include the following: Vernalis may not receive milestone or royalty payments when expected or at all, Vernalis' product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis' product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled "Risk Factors" in Vernalis' Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Vernalis Group plc
Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA UK
Tel: +44 (0)118 977 3133 Fax: +44 (0)118 989 9300 e-mail: admin@vernalis.com www.vernalis.com

Enquiries:

Vernalis Group plc

Robert Mansfield	Chief Executive Officer	0118 977 3133

HCC DeFacto Group plc

David Dible / Mark Swallow		020 7496 3300

For previous press releases please see the Vernalis website: www.vernalis.com

Notes to Editors

Vernalis

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and diabetes. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders. In 2002 Vernalis will see the launch of its most advanced product, frovatriptan for the acute treatment of migraine, in the key US and European markets.

The Vernalis portfolio includes product candidates targeting sexual dysfunction, obesity, diabetes, Parkinson's disease, depression, anxiety and neuropathic pain. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.

May 2000

42,880,006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND PERSONS

AVS NO 723705

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of director CAROL FERGUSON
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest IN RESPECT OF SHAREHOLDER NAMED IN NO. 2. ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) AS NO. 2. ABOVE
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) NO.	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary PURCHASE OF SHARES

7. Number of shares/amount of stock acquired 9,000	8. Percentage of issued class 0.02%	9. Number of shares/amount of stock disposed —	10. Percentage of issued class —
11. Class of security ORDINARY 10p SHARES	12. Price per share £2.30	13. Date of transaction 08/01/2002	14. Date company informed 28/05/2002
15. Total holding following this notification 9,000		16. Total percentage holding of issued class following this notification 0.02%	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant N/A	18. Period during which or date on which exercisable N/A
19. Total amount paid (if any) for grant of the option N/A	20. Description of shares or debentures involved: class, number N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	22. Total number od shares or debentures over which options held following this notification N/A
23. Any additional information THIS NOTIFICATION IS MADE FOLLOWING THE APPOINTMENT OF CAROL FERGUSON AS DIRECTOR ON 24th MAY, 2002	24. Name of contact and telephone number for queries RICHARD ROBINSKI - (0118) 977-3133
25. Name and signature of authorised company official responsible for making this notification Date of notification 28 MAY 2002	

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 191705

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of shareholder having a major interest AMVESCAP PLC
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them VIDACOS NOMINEES LTD - 5,976,484 HSBC NOMINEES LTD - 627,820 CHASE NOMINEES LTD - 522,215 NORTHERN TRUST NOMINEES LTD - 386,596

10

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
500,000	1.17%	—	—

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 10p SHARES	29th MAY 2002	30th May 2002

12. Total holding following this notification 7,513,115	13. Total percentage holding of issued class following this notification 17.52%
14. Any additional information Above holding includes notifiable holdings: INVESCO Perpetual International Core Fund holds 3,055,000 shares (7.12%) and INVESCO Perpetual UK Growth Fund holds 2,575,292 shares (6%) registered in name of VIDACOS Nominees Ltd	15. Name of contact and telephone number for queries RICHARD ROBINSKI (0118)-977-3133
16. Name and signature of authorised company official responsible for making this notification [signature] Date of notification 30th MAY 2002	RICHARD ROBINSKI COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority